FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company
Corporate Taxpayer ID. (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição ("Company" or "CBD"), in light of the Material Fact published by Via Varejo S.A. (“VV”) today, hereby informs to its shareholders and the market that:

a) When GPA was Via Varejo's major individual shareholder and the Michel Klein Family and its investment vehicles held more than 20% of the capital of such company and also appointed officers, directors, board members and managers in general, the decisions and criteria adopted by Via Varejo for accounting and its operations always followed  the applicable rules and accounting procedures issued by regulators and regulatory bodies;

b) VV's management adopted, over the years, uniform accounting criteria, consistent with accounting and regulatory rules in force in each period. Occasional changes to the steady accounting criteria adopted by the management were made over the years with the sole purpose of conforming the accounting procedures to changes in legal or regulatory provisions or adjusting the Financial Statements due to changes in factual circumstances;

c) VV's Financial Statements have always been audited annually and reviewed quarterly by highly qualified and reputable independent auditors, from the so-called “Big4” audit companies;

d) VV’s Financial Statements have always been reviewed by a regularly installed Fiscal Board, elected at the Annual Shareholders' Meetings and comprised of highly qualified members, appointed by GPA and by the shareholders currently in charge of VV's management, including independent board members;

e) VV has always had several ancillary committees assisting its Board of Directors. In November 2018 an Audit Committee was constituted in accordance with the rules applicable to companies listed in B3's Novo Mercado special listing segment;

f) none of VV’s Boards, Committee or other management bodies, many of them comprised of independent members, nor audit firms and regulators, have never raised any issue or suspicion concerning potential irregularities in VV`s accounting procedures or any non-conformity with accounting standards and applicable rules and regulations;

g) Therefore, GPA and VV’s managers and Board members, appointed either by GPA or by VV’s current shareholders, have never been aware of any irregularity in VV's Financial Statements, which were always approved by all management boards and board members of the company.

Sao Paulo, December 12, 2019.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 12, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.